CONTINENTAL ALLOY WHEEL CORPORATION
PO BOX 717
CULPEPER, VA 22701

February 8, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Attention: Dan Morris

Re:	Continental Alloy Wheel Corporation Correction of Correspondence filed February 7, 2012 File Number: 333-173038

Dear Sirs,

In response to your letter dated January 6, 2012, we filed Amendment #5 to our Registration Statement on February 6, 2012, and filed a response letter on February 7, 2012.  We file this response to revise our response to Comment # 3.

3.
We note your response to prior comment 4 and reissue in part. Please disclose the identity of the party responsible for determining whether the conditions to the offer and to the release of funds and securities have been met.

The disclosure has been amended to disclose the identity of the party responsible for determining whether the conditions to the offer and to the release of funds and securities have been met.

Yours truly,

/s/Andrew J. Befumo
Andrew J. Befumo, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, President & Director